PMU News Release #13-01 TSX: PMU OTCQX: PFRMF March 13, 2013

Pacific Rim Mining Announces Fiscal 2013 Third Quarter Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the three months ended January 31, 2013. Details of the Company’s financial results are provided in its interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be publicly filed and made available to shareholders shortly. Shareholders are strongly encouraged to review these documents. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Nature of Operations
Pacific Rim is mineral exploration company focused on high grade, environmentally clean gold deposits in the Americas and committed to excellence in environmental stewardship and social responsibility. Pacific Rim’s primary asset is the advanced-stage, vein-hosted El Dorado gold deposit in El Salvador, where the Company also owns several grassroots gold projects. The Company additionally holds a joint venture option on the Hog Ranch epithermal gold project in Nevada and is continuously evaluating additional exploration opportunities elsewhere in the Americas.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, its U.S. subsidiaries (Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc., and Dayton Mining (U.S.) Inc.), and Salvadoran subsidiaries (Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.

The Company’s business activity is primarily focused on resolving the El Dorado project permitting impasse, including legal recourse. In addition, the Company continues to seek new exploration opportunities that fit its areas of focus and expertise.The El Dorado project is the subject of an arbitration claim (the “Arbitration”) (more thoroughly described in the Company’s Q3 2013 MD&A and Fiscal 2012 MD&A) being heard at the International Center for the Settlement of Investment Disputes (“ICSID”) at the World Bank. During Q1 2013 the Arbitration was given permission by ICSID to proceed, under the Investment Law of El Salvador, to its final phase wherein the merits of the claim will finally be addressed at ICSID headquarters in Washington, DC. Notwithstanding the ongoing legal action, the Company continues to seek a negotiated resolution to the El Dorado permitting impasse and to resuming its advancement of the El Dorado project. The Company holds an option to earn a 65% interest in the Hog Ranch gold property in Nevada. The Company selected targets for, and recently received a permit to conduct, a Phase 1 drill program on the Hog Ranch property.

Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

Results of Operations
For the three month period ended January 31, 2013, Pacific Rim recorded a net loss of $(0.9) million ($(0.00) per share), compared to net loss of $(0.9) million ($0.01 per share) for the same period a year earlier. The loss recorded for Q3 2013 is primarily a result of operating losses of $(1.0) million, offset by a $0.1 million gain on derivative liability (unrealized income related to changes in the fair value of common stock warrants issued by the Company during private placement financings). This compares virtually identically to the results of operations for Q3 2012, when the Company recorded an operation loss of $(1.0) million and a gain on derivative liability of $0.1 million.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

For the nine months ended January 31, 2013, Pacific Rim recorded a loss of $(2.8) million or $(0.01) per share, compared to a loss of $(1.5) million or $(0.01) per share, for the nine months ended January 31, 2012. This $1.3 million increase in net loss period over period is primarily attributable to a $1.3 million difference in unrealized gain on derivative liability ($1.5 million for the first nine months of fiscal 2012 compared to $0.2 million for the same period of the current fiscal year).

Expenses
Exploration expenses were $0.4 million during Q3 2013 compared to $0.6 million during Q3 2012 reflecting a slowdown in activity during the current quarter. Expenses related to the ICSID Arbitration were $0.3 million during Q3 2013 compared to $0.1 million during the same period a year earlier reflecting increased activity in preparation for the final phase of the case, which commenced during Q2 2013. Other expenses were largely unchanged quarter over quarter. As a result, operating loss for both Q3 2013 and Q3 2012 was $(1.0) million.

As described above, the Company recorded an unrealized gain on derivative liability of $0.1 million during both Q3 2013 and Q3 2012.

Unusual Items
There were no unusual items in Q3 2013.

Summary
Slightly lower exploration costs during Q3 2013 compared to Q3 2012 were offset by slightly higher Arbitration costs, which resulted in an operating loss of $(1.0) million for the third quarter of both fiscal 2013 and 2012. This loss was negligibly decreased by an unrealized gain on derivative liability of $0.1 million during both Q3 2013 and Q3 2012, which resulted in a net loss and comprehensive loss of $(0.9) million for each of Q3 2013 and Q3 2012.

Liquidity and Capital Resources

Cash
The Company’s cash and cash equivalents at January 31, 2013 stood at $1.6 million, which is$0.8 million higher than the April 30, 2012 balance of $0.8 million. Short-term investments also increased, from $0.5 million at April 30, 2012 to $1.2 million at January 31, 2013. As a result of these increases in cash and cash equivalents and short-term investments, current assets increased by $1.5 million during the first nine months of fiscal 2013, from $1.4 million at April 30, 2012 to $2.9 million at January 31, 2013. This increase reflects increases in cash and cash equivalents from the proceeds of a private placement financing undertaken during Q2 2013 and redemptions from short term investments, offset by expenditures of cash on the purchase of new short term investments and on exploration and project generation expenses, general and administrative costs associated with maintaining a public company, and expenditures related to the Arbitration action.

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are events and conditions that cast substantial doubt on the validity of that assumption. The Company will require additional financing in the future in order to conduct substantial exploration programs and meet property commitments, for administrative purposes and potentially for legal expenses related to the Arbitration. The costs for the Arbitration are substantial and are anticipated to increase as the case proceeds to through the final, merits-based phase. While the Company has entered into a service and fee agreement with its Arbitration legal counsel that provides legal fee cost certainty, and, as a result of its recent private placement financing, has the funds in place to pay the legal costs related to the final phase of the Arbitration, additional Arbitration-related costs including but not limited to costs related to expert witness testimony, that fall outside of the service and fee agreement, will be incurred, and along with ongoing general and administrative and regulatory expenses, will likely necessitate additional financing in the future. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. The Company believes it will be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained, and such financing, if available, may be dilutive to the Company’s shares and shareholders. As it has in the past, the Company plans to obtain additional financing through, but not limited to, the issuance of additional equity. Readers are referred to Section 13 – Risks and Uncertainties in the Q3 2013 MD&A and Section 14.1 – Financing Risks in the Company’s fiscal 2012 MD&A.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

[The foregoing two paragraphs contain forward-looking statements regarding the requirement for financing and the use of funds that may be raised. See Forward-Looking Information.]

Working Capital
At January 31, 2013, the value of the Company’s current assets was $2.9 million, compared to $1.4 million at April 30, 2012, an increase of $1.5 million. This increase is primarily the result of an increase in cash related to the Company’s October 2012 private placement financing, offset by expenditures of cash on exploration, general and administrative responsibilities and the Arbitration action as outlined in Section 5 above. Resource property balances at January 31, 2013 were negligibly higher than the April 30, 2012 balance ($5.51 million and $5.49 million respectively).

At January 31, 2013 the Company had current liabilities of $1.6 million, unchanged from the April 30, 2012 balance of $1.6 million. Of the accounts payable and accrued liability balances, $1.2 million at January 31, 2013 (compared to $1.4 million at April 30, 2012) is due to one vendor associated with the Arbitration action.

As a result of the increase in current assets, the Company’s working capital increased by $1.6 million between April 30, 2012 ((0.2) million) and January 31, 2013 ($1.4 million).

Financial Condition
The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company cannot judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for the immediate future beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

During Q1 2013 the Company applied for and was granted a drill permit to conduct a 10-15-hole (approximately 12,000 meter) drill program at the Hog Ranch property, which permit allows for expanding the drill program to 31 holes and is valid for two years from the date of grant. The Hog Ranch drill program is subject to future financing (favourable conditions for which are unlikely to occur until such time as the El Dorado permit has been received) and sourcing of drill contractors, and consequently is not likely to commence during fiscal 2013 as previously anticipated. Acquisition of the Remance project is in doubt and therefore, no exploration plans for Remance are being contemplated at this time.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

However, if a final acquisition agreement on Remance is signed, as per the terms of the Remance LOI the Company will be responsible for undertaking a $1 million exploration program in the first year of the option period. The Company intends to continue its project generation initiatives with the aim of evaluating and possibly acquiring new exploration properties of merit that fit its exploration focus.

The Company anticipates that the Hog Ranch drill program and associated exploration will cost approximately $1.5 million, with a further $1 million required in the event the Remance property is acquired. Minimal expenditures are anticipated for generative exploration work. The Company will require additional financing in order to carry out the planned Hog Ranch drill program, as well as any other future exploration work of a substantive nature.

[The foregoing two paragraphs contain forward-looking statements regarding the scope and anticipated costs of exploration and generative work programs management intends to undertake during fiscal 2013. See Forward-Looking Information.]

As a result of recently adopted measures aimed at reducing staffing expenses, the Company’s general and administrative costs are expected to decrease marginally during the remainder of fiscal 2013 and remain stable into the foreseeable future. Expenditures related to the Arbitration claim are expected to be substantial as the case proceeds through the final phase. At January 31, 2013, the Company had accumulated a liability of approximately $1.2 million related to the Arbitration. Additional working capital (likely through equity financing) will be required to fund ongoing general and administrative costs. Though the Company has signed a service and fee agreement with its Arbitration legal counsel (as described in Section 2.1.4 of the Q3 2013 MD&A and elsewhere) that will preclude legal fee cost overruns, ancillary Arbitration-related expenses such as expert witnesses, court costs, etc. are less certain and may be substantial.

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses for fiscal 2013, and the requirement for additional financing to fund legal costs and future general working capital expenses. See Forward-Looking Information.]

The business of mining and exploration involves a high degree of risk and there can be no assurance that any of the Company’s current exploration projects will result in profitable mining operations. The Company has no source of revenue, and will require additional cash in the future to fund exploration and administrative expenses. As at January 31, 2013, the Company has working capital of $1.4 million, has incurred losses since inception and has an accumulated deficit of $92.6 million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain future financing. The Company will need to raise additional funds to support exploration and administration expenses and may require additional funds to support expenses related to the Arbitration action that fall outside of its legal services agreement. While the Company has been successful in obtaining financing in the past, there is no assurance that sufficient funds will be available to the Company, or be available on favourable terms in the future. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. Additional financing will require, but may not be limited to, the issuance of additional equity. Readers are encouraged to thoroughly review the Risks and Uncertainties outlined in Section 13 of the Q3 2013 MD&A and more thoroughly described in Section 14 of the Company’s Fiscal 2012 MD&A.

Outlook

Exploration
During the first half of fiscal 2013, the Company applied for and was granted a drill permit to conduct a 10-15 hole (approximately 12,000 meter) Phase 1 drill program at Hog Ranch, which permit allows for expansion of the drill program to 31 holes and is valid for two years from the date of grant. The Company has selected and prioritized drill targets for Hog Ranch but has elected to forestall commencement of this Phase 1 drill program until such time as it can minimize the dilution on the cost of capital necessary to undertake the program (conditions for which are not likely to occur until such time as the El Dorado permit is granted). In addition to being subject to financing, commencement of this drill program is dependent on sourcing of drill contractors at a competitive rate. As such, the Hog Ranch drill program is not likely to occur during fiscal 2013 as was previously anticipated.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

The Company’s acquisition of the Remance property is on hold and highly uncertain at this time, pending the vendor’s legal appeal of the Government of Panama’s recent decision to deny extension of the Remance concession term. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, it does not intend to sign a final agreement to acquire the Remance project unless the term of the concession is extended.

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains hopeful that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated. The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving its permitting issues in El Salvador including receipt of the environmental and mining permits for the El Dorado project as well as re-establishing the exploration licence for Santa Rita.

The Company continues to evaluate new project opportunities in North and Central America.

The planned Phase 1 Hog Ranch drill program described above and in Section 2.2 is expected to cost approximately $1.5 million. However, commencement of this drill program is dependent on securing adequate future financing, and procurement of drill contractors and as such, its timing is currently uncertain. If the Remance project is acquired, the Company will require financing to undertake an exploration program, as per the terms of its Remance letter of intent that is anticipated to cost approximately $1.0 million. Additional exploration work required to keep all of its El Salvador projects in good standing, and exploration expenses related to the Company’s generative programs, will continue through the remainder of fiscal 2013 and for the foreseeable future.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2013 and beyond, its efforts to settle the El Dorado permit impasse, and its requirements for additional funding. See Forward-Looking Information.]

General and Administrative and Legal
As a result of recently adopted measures aimed at reducing its staffing costs, the Company’s general and administrative costs are expected to be marginally reduced during the remainder of fiscal 2013 following which they will stabilize. Additional working capital (likely through equity financing) will be required in the future to fund ongoing general and administrative costs. Expenditures related to the Arbitration claim are expected to be substantial as the case proceeds through the final phase. Though the Company has signed a service and fee agreement with its Arbitration legal counsel (as described in Section 2.1.4 of the Q3 2013 MD&A and elsewhere) that will preclude legal fee cost overruns, ancillary Arbitration-related expenses such as expert witnesses, court costs, etc. are less certain and may be substantial.

The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving the El Dorado permitting situation. The Company and its subsidiaries have a well-documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Unless these diplomatic efforts are successful, the Arbitration action is expected to proceed during the remainder of fiscal 2013 and beyond. The Company and its legal counsel are currently preparing for the final phase of the ICSID Arbitration case. PacRim’s Memorial (initial written testimony in which the details of its case our presented) is now in preparation and will be submitted to the Tribunal in late March 2013. This submission will be followed by a written response from the GOES and oral testimony by both parties before the Tribunal. Based on these submissions and testimonies, the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado Mine. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws. The final phase of the Arbitration case is expected to continue through calendar 2013 and potentially beyond.

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative and legal expenses during fiscal 2013; anticipated schedule of events through the final phase of the Arbitration; and management’s expectations regarding expected Arbitration costs and its ability to manage these expenses. See Forward-Looking Information.]

Key Issues
Important corporate and technical issues facing the Company in the coming fiscal months (and beyond) include: developments related to the Arbitration action; ongoing efforts to reach a resolution to the El Dorado permitting impasse with the GOES; the Company’s ability to secure adequate future financing for ongoing Arbitration-related costs, general working capital purposes, and exploration expenses including the planned Hog Ranch drill program and maintenance of the El Salvador and Nevada properties; the execution and outcome of the Company’s Phase 1 drill program at the Hog Ranch property; developments related to the potential signing of a formal option agreement to acquire the Remance project and the subsequent undertaking of an exploration and drilling program at Remance if, as, and when it is formally acquired; and, the continued search for additional exploration project opportunities. Readers are strongly encouraged to review the information provided in Section 13 – Risks and Uncertainties of the Q3 2013 MD&A and more thoroughly detailed in Section 14 of the Company’s fiscal 2012 MD&A.

[The foregoing paragraph contains forward-looking statements regarding management’s assessment of the key issues facing the Company during fiscal 2013 and the requirement for additional financing. See Forward-Looking Information.]

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

This report contains forward-looking statements regarding:

  the Company’s future financing requirements and the use of funds that may be raised. These assumptions are based on management’s estimate of working capital requirements and past expenditures. There are no guarantees that future financing will be available to the Company under acceptable terms and conditions. Readers are cautioned that without additional financing the Company’s ongoing exploration plans may not be carried out as anticipated and its ability to continue its business may be at risk.
#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com the Company’s assessment of expected legal costs associated with the Arbitration and its ability to meet these costs based on current cash and cash equivalent balances, as well as management’s assessment that unanticipated Arbitration costs may arise for which additional financing may be required. The Company’s expectation that it can meet the expected legal expenses during the final phase of the Arbitration is based on its understanding of costs laid out in the service and fee agreement with its legal counsel as well as its understanding of potential additional costs. Arbitration-related costs not covered by the service and fee agreement will be incurred, and other unanticipated costs related to the Arbitration may cause these assumptions to change, either or both of which may necessitate the Company to secure additional financing in order to complete the Arbitration. There can be no guarantee that additional financing will be available to the Company under acceptable terms and conditions.
  the scope of exploration and generative work programs management plans to undertake during fiscal 2013 and in the foreseeable future. These expectations are based on various assumptions including but not limited to: the Company’s ability to secure financing, procure contractors and obtain permits necessary to commence the proposed Hog Ranch drill program; the Company and/or its subsidiary’s signing of a Formal Agreement to acquire the Remance project; the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties; the availability and accessibility of projects the Company may be interested in acquiring; the availability of sufficient working capital and access to financing; the ability to procure adequate experienced staff; the availability of contractors; and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration for fiscal 2013 and beyond may not occur as planned.
  the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made in El Salvador. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on not only the PRES’s receipt of the El Dorado permit but also the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans for the remainder of fiscal 2012 may not occur as planned.
  the Company’s exploration plans and anticipated costs for fiscal 2013 and beyond . The anticipated exploration expenditures reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.
  anticipated general and administrative, and legal expenses and the possible requirement for additional financing to fund general working capital expenses and potential, unanticipated legal costs. These statements are based on management’s assumption the Arbitration action will continue through fiscal 2013 and the expected costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the CAFTA action may be averted and the anticipated impact on general and administrative costs may not materialize.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including the risks and uncertainties outlined above and other risks and uncertainties related to the Company’s prospects, properties and business detailed in its fiscal 2012 MD&A, in the Company’s Annual Information Form for the year ended April 30, 2012 and in the Company’s most recent Annual Report on Form 20F filed with the US Securities and Exchange Commission. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives and conducted due diligence geological investigations and confirmatory sampling at the Remance Project . Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com